August 14, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeanne Bennett
Kate Tillan
Laura Crotty
Mary Beth Breslin

Re:	Inhibrx, Inc.
Registration Statement on Form S-1 (File No. 333-240135)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between August 12, 2020 and the date hereof, approximately 1,300 copies of the Preliminary Prospectus dated August 12, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, August 18, 2020 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
JEFFERIES LLC
EVERCORE GROUP L.L.C.
CREDIT SUISSE SECURITIES (USA) LLC
As representatives of the Underwriters

By:	Jefferies LLC
By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

By:	Evercore Group L.L.C.
By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director

By:	Credit Suisse Securities (USA) LLC
By:	/s/ Rebecca Kotkin
Name:	Rebecca Kotkin
Title:	Director

[Signature page to Underwriters’ Acceleration Request]